UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                           (Amendment No.___________)*


                             TARRANT APPAREL GROUP
-------------------------------------------------------------------------------
                                (Name of Issuer)


                      COMMON STOCK, NO PAR VALUE PER SHARE
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                         (Title of Class of Securities)


                                    876289109
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                                 (CUSIP Number)


                                February 7, 2007
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               (Date of Event Which Requires Filing of Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                   [ ] Rule 13d-1(b)
                   [X] Rule 13d-1(c)
                   [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876289109                      13G

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1.        Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          GMM Capital LLC
          I.R.S. Identification No.: 72-6232404
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2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [ ]
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3.        SEC USE ONLY

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4.        Citizenship or Place of Organization

          Delaware
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                          5.        Sole Voting Power

                                    0
Number of                 -----------------------------------------------------
Shares                    6.        Shared Voting Power
Beneficially
Owned by                            1,583,700*
Each                      -----------------------------------------------------
Reporting                 7.        Sole Dispositive Power
Person with
                                    0
                          -----------------------------------------------------
                          8.        Shared Dispositive Power

                                    1,583,700*
-------------------------------------------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,583,700*
-------------------------------------------------------------------------------
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
                                                                           [ ]
-------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9)

          5.2%*
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12.       Type of Reporting Person (See Instructions)

          OO
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*  See also Item 6

CUSIP No. 876289109                      13G

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          GMM Trust
          I.R.S. Identification No.: 72-6232404
-------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3.        SEC USE ONLY

-------------------------------------------------------------------------------
4.        Citizenship or Place of Organization

          New Jersey
-------------------------------------------------------------------------------
                          5.        Sole Voting Power

                                    0
Number of                 -----------------------------------------------------
Shares                    6.        Shared Voting Power
Beneficially
Owned by                            1,583,700*
Each                      -----------------------------------------------------
Reporting                 7.        Sole Dispositive Power
Person with
                                    0
                          -----------------------------------------------------
                          8.        Shared Dispositive Power

                                    1,583,700*
-------------------------------------------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,583,700*
-------------------------------------------------------------------------------
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
                                                                           [ ]
-------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9)

          5.2%
-------------------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions)

          OO
-------------------------------------------------------------------------------
*  See also Item 6

CUSIP No. 876289109                      13G

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          Sterling Macro Fund
-------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3.        SEC USE ONLY

-------------------------------------------------------------------------------
4.        Citizenship or Place of Organization

          Cayman Islands
-------------------------------------------------------------------------------
                          5.        Sole Voting Power

                                    0
Number of                 -----------------------------------------------------
Shares                    6.        Shared Voting Power
Beneficially
Owned by                            96,821*
Each                      -----------------------------------------------------
Reporting                 7.        Sole Dispositive Power
Person with
                                    0
                          -----------------------------------------------------
                          8.        Shared Dispositive Power

                                    96,821*
-------------------------------------------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          96,821*
-------------------------------------------------------------------------------
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
                                                                           [ ]
-------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9)

          0.3%
-------------------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions)

          CO
-------------------------------------------------------------------------------
*  See also Item 6

CUSIP No. 876289109                      13G

Item 1.

         (a)      Name of Issuer:

         Tarrant Apparel Group

         (b)      Address of Issuer's Principal Executive Offices:

         3151 East Washington Boulevard
         Los Angeles, California 90023

Item 2.

         (a), (c) Name of Person Filing, Citizenship:

         The persons filing this statement are GMM Capital LLC, a Delaware limited liability company ("GMM"), GMM Trust, a trust formed under the laws of New Jersey ("GMM Trust") and Sterling Macro Fund, a Cayman Islands corporation ("Sterling").

         (b)      Address of Principal Business Office, or if none, Residence:

         For GMM and GMM Trust:

                  1450 Broadway, 38th Floor
                  New York, NY 10018

         For Sterling:

                  Suite 464, 48 Parca Ville Road
                  Hamilton HMII  BERMUDA

         (d)      Title of Class of Securities:

         Common Stock, no par value per share (the "Common Stock")

         (e)      CUSIP Number:

         876289109

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

         (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

         (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         (a), (b) Each of GMM and GMM Trust is deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 1,583,700 Shares, representing approximately 5.2% of the Issuer's outstanding Shares (based upon the 30,543,763 Shares stated to be outstanding as of November 10, 2006 by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2006). Sterling beneficially owns 96,821 Shares, representing approximately 0.3% of the Issuer's outstanding Shares. Sterling disclaims beneficial ownership of the Shares owned by GMM and GMM Trust and each of GMM and GMM Trust disclaim beneficial ownership of the Shares owned by Sterling. See also Item 6.

         (c) The information set forth in the cover pages hereto is herby incorporated in its entirety herein.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Isaac Dabah, a citizen of the United States and Ivette Dabah, a citizen of Argentina, are each directors of Sterling and trustees of GMM Trust. GMM Trust is the sole member of GMM. Mr. Dabah is also a managing director of GMM. In their capacities described above, each of Isaac Dabah and Ivette Dabah have the right to receive or the power to direct the receipt of dividends from the 1,680,521 Shares owned in the aggregate by GMM, GMM Trust and Sterling, which represent approximately 5.5% of the Issuer's outstanding Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                         GMM CAPITAL LLC

                                          By: /s/ Isaac Dabah
                                              ---------------------------------
                                              Name:  Isaac Dabah
                                              Title: Executive Director


                                         GMM TRUST

                                          By: /s/ Isaac Dabah
                                              ---------------------------------
                                              Name:  Isaac Dabah
                                              Title: Trustee


                                         STERLING MACRO FUND

                                          By: /s/ Isaac Dabah
                                              ---------------------------------
                                              Name:  Isaac Dabah
                                              Title: Director


Dated: February 14, 2007

                                  EXHIBIT INDEX


A. Joint Filing Agreement, dated February 14, 2007, among GMM Capital LLC, GMM Trust, Sterling Macro Fund